Exhibit 99.1

FIRST QUARTER 2017

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2017 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2017 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, February 24, 2017 — Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,027 million for the first quarter ended January 31, 2017, up $580 million or 24% from a year ago. Results reflect strong earnings in Personal & Commercial Banking, Wealth Management, Capital Markets and Investor & Treasury Services. Our performance also reflects benefits from our ongoing focus on efficiency management activities, driving strong operating leverage across most of our business segments. Excluding our share of a gain related to the sale of the U.S. operations of Moneris Solutions Corporation (Moneris), which was $212 million (before- and after-tax), net income of $2,815 million(1) was up $368 million or 15% from the prior year.

Compared to last quarter, net income was up $484 million or 19%. Excluding the gain on sale as noted above, net income was up $272 million or 11%(1), mainly reflecting higher earnings across most of our business segments. Results reflect improved credit quality, with our provision for credit losses (PCL) ratio of 0.22%, down 5 basis points (bps), mainly due to lower provisions in Personal & Commercial Banking and recoveries in Capital Markets.

Our capital position was strong with a Common Equity Tier 1 (CET1) ratio of 11.0%. In addition, today we announced an increase to our quarterly dividend of $0.04 or 5% to $0.87 per share.

“RBC reported earnings of $3 billion for the first quarter reflecting strength across our businesses as we continued to invest in growth. We remain committed to returning capital to our shareholders and I’m pleased to announce a 5% increase to our quarterly dividend,” said Dave McKay, RBC President and Chief Executive Officer. “As the operating landscape evolves, we are focused on our strategy of building a digitally-enabled relationship bank to meet the changing expectations of our clients.”

Q1 2017 compared to Q1 2016

•      Net income of $3,027 million (up 24% from $2,447 million)

•      Diluted earnings per share (EPS) of $1.97 (up $0.39 from $1.58)

•      Return on common equity (ROE)(2) of 18.0% (up 270 bps from 15.3%)

•      CET1 ratio of 11.0% (up 110 bps from 9.9%)

Q1 2017 compared to Q4 2016

•      Net income of $3,027 million (up 19% from $2,543 million)

•      Diluted EPS of $1.97 (up $0.32 from $1.65)

•      ROE of 18.0% (up 250 bps from 15.5%)

•      CET1 ratio of 11.0% (up 20 bps from 10.8%)

Excluding specified item(1): Q1 2017 compared to Q1 2016 • Net income of $2,815 million (up 15% from $2,447 million) • Diluted EPS of $1.83 (up $0.25 from $1.58) • ROE of 16.7% (up 140 bps from 15.3%)	Excluding specified item(1): Q1 2017 compared to Q4 2016 • Net income of $2,815 million (up 11% from $2,543 million) • Diluted EPS of $1.83 (up $0.18 from $1.65) • ROE of 16.7% (up 120 bps from 15.5%)

The specified item, as detailed on page 3, reflects our share of a gain related to the sale of the U.S. operations of Moneris Solutions Corporation (Moneris) to Vantiv, Inc., which was $212 million (before- and after-tax).

Q1 2017 Business Segment Performance

Personal & Commercial Banking net income of $1,592 million was up $302 million or 23% from a year ago. Canadian Banking net income of $1,546 million was up $315 million or 26% compared to last year. Excluding the gain on sale as noted above, Canadian Banking net income of $1,334 million was up $103 million or 8%(1), largely reflecting volume growth of 6% partially offset by lower spreads, higher fee-based revenue, and lower PCL. These factors were partially offset by higher costs to support business growth. Caribbean & U.S. Banking net income of $46 million was down $13 million from last year, largely reflecting impairment related to properties held for sale and higher staff costs in Caribbean Banking, partially offset by lower PCL due to recoveries in our Caribbean portfolio.

Compared to last quarter, Personal & Commercial Banking net income was up $317 million or 25%. Canadian Banking net income was up $300 million or 24%. Excluding the gain on sale as noted above, Canadian Banking net income was up $88 million or 7%(1), largely reflecting volume growth partially offset by lower spreads, lower PCL, and lower marketing costs. Caribbean & U.S. Banking net income was up $17 million, largely reflecting lower PCL.

[1]	Results and measures excluding the specified item are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP section on page 3 of this Earnings Release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q1 2017 Report to Shareholders.

Wealth Management net income of $430 million was up $127 million or 42% from a year ago, largely reflecting higher net interest income on volume growth, and higher earnings due to growth in average fee-based client assets and increased transaction revenue. These factors were partially offset by higher costs in support of business growth.

Compared to last quarter, net income was up $34 million or 9%, primarily reflecting increased transaction revenue, higher net interest income on volume growth, and higher annual performance fees. These factors were partially offset by higher costs in support of business growth.

Insurance net income of $134 million was up $3 million or 2% from a year ago, as favourable claims experience, mainly in International Insurance, was largely offset by lower earnings from new U.K. annuity contracts and the impact from the sale of our home and auto insurance manufacturing business.

Compared to last quarter, net income was down $94 million or 41% as the prior quarter included favourable actuarial adjustments reflecting management actions and assumption changes and higher earnings from new U.K. annuity contracts.

Investor & Treasury Services net income of $214 million was up $71 million or 50% from a year ago, primarily due to higher funding and liquidity earnings reflecting volatility in interest and foreign exchange rates. Higher spreads on client deposits also contributed to the increase.

Compared to last quarter, net income was up $40 million or 23%, primarily due to higher funding and liquidity earnings, increased results from foreign exchange market execution, and lower staff costs.

Capital Markets net income of $662 million was up $92 million or 16% from a year ago, driven by strong results in Global Markets and Corporate and Investment Banking reflecting increased client activity and improved market conditions, and lower PCL. These factors were partially offset by higher variable compensation on improved results.

Compared to last quarter, net income was up $180 million or 37%, primarily due to higher results in Global Markets reflecting improved market conditions. A lower effective tax rate and lower PCL also contributed to the increase. These factors were partially offset by lower results in Corporate and Investment Banking due to decreased client activity, and higher variable compensation on improved results.

Corporate Support net loss was $5 million. Net income last year was $10 million, largely reflecting asset/liability management activities. Net loss last quarter was $12 million, largely reflecting net unfavourable tax adjustments, partially offset by asset/liability management activities.

Capital – As at January 31, 2017, CET1 ratio was 11.0%, up 20 bps as compared to last quarter, as strong internal capital generation and the favourable impact of a higher discount rate in determining our pension and other post-employment benefit obligations were offset by share repurchases and higher risk-weighted assets (excluding the impact of foreign exchange translation).

Credit Quality – Total PCL of $294 million was down $64 million or 18% as compared to last quarter, largely reflecting lower provisions in Personal & Commercial Banking related to our Canadian and Caribbean lending portfolios, and Capital Markets, mainly due to recoveries in the oil & gas sector. Total PCL ratio of 0.22% was down 5 bps as compared to last quarter.

Total gross impaired loans (GIL) of $3,559 million was down $344 million from last quarter, largely driven by repayments in the oil & gas sector in Capital Markets, a decrease in Wealth Management mainly due to a decline in acquired credit-impaired loans related to City National, and repayments in the Caribbean Banking portfolio. Total GIL ratio of 0.66% was down 7 bps as compared to last quarter.

Non-GAAP Measures

Results and measures excluding the specified item outlined below are non-GAAP measures:

•	Our share of a gain in Q1 2017 related to the sale of the U.S. operations of Moneris to Vantiv, Inc., which was $212 million (before- and after-tax)

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our Q1 2017 Report to Shareholders.

Net Income, excluding specified item
	For the three months ended January 31, 2017
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Moneris Gain on Sale	Adjusted
Net income	$3,027	$212	$2,815
Basic earnings per share	$1.98	$0.14	$1.84
Diluted earnings per share	$1.97	$0.14	$1.83
ROE	18.0%		16.7%

Personal & Commercial Banking net income, excluding specified item
	For the three months ended January 31, 2017
(Millions of Canadian dollars)	Reported	Moneris Gain on Sale	Adjusted
Net income	$1,592	$212	$1,380

Canadian Banking net income, excluding specified item
	For the three months ended January 31, 2017
(Millions of Canadian dollars)	Reported	Moneris Gain on Sale	Adjusted
Net income	$1,546	$212	$1,334

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2016 Annual Report and in the Risk management section of our Q1 2017 Report to Shareholders, global uncertainty, the Brexit vote to have the United Kingdom leave the European Union, weak oil and gas prices, cyber risk, anti-money laundering, exposure to more volatile sectors, technological innovation and new Fintech entrants, increasing complexity of regulation, data management, litigation and administrative penalties, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2016 Annual Report, as updated by the Overview and outlook section in our Q1 2017 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2016 Annual Report and in the Risk management section of our Q1 2017 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2017 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Friday February 24, 2017 at 8:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at:

rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 3438844#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on RBC’s website shortly following the call. A recording will be available by 5:00 p.m. (EST) from February 24, 2017 until May 24, 2017 at

rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 8002421#).

Media Relations Contacts

Sandra Nunes, Director, Financial Communications, sandra.nunes@rbc.com, 416-974-1794

Christine Dereza, Senior Manager, Financial Communications, christine.dereza@rbc.com, 416-313-5001

Investor Relations Contacts

Dave Mun, SVP & Head, Investor Relations, dave.mun@rbc.com, 416-955-7803

Stephanie Phillips, Senior Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Brendon Buckler, Director, Investor Relations, brendon.buckler@rbc.com, 416-955-7807

Matthew Pagano, Director, Investor Relations, matthew.pagano@rbc.com, 416-955-1777

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 35 other countries. For more information, please visit rbc.com. RBC helps communities prosper, supporting a broad range of community initiatives through donations, community investments and employee volunteer activities. For more information please see: http://www.rbc.com/community-sustainability/

Trademarks used in this Earnings Release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this Earnings Release, which are not the property of Royal Bank of Canada, are owned by their respective holders.